UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. dated December 15, 2016: DryShips Announces Comprehensive Refinancing, De-Leveraging and Strategic Repositioning

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: December 16, 2016	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS ANNOUNCES COMPREHENSIVE REFINANCING, DE-LEVERAGING AND STRATEGIC REPOSITIONING

December 15, 2016, Athens, Greece — DryShips Inc. (NASDAQ:DRYS) (the “Company”), an international owner of drybulk carriers and offshore support vessels, announced today that, subject to definitive documentation, it has reached an agreement with Sifnos Shareholders Inc. (“Sifnos”), an entity controlled by our Founder and Chairman Mr. Economou, for the refinancing of the majority of its outstanding debt under a virtue of a new senior secured revolving facility (“New Revolver”).

Under the terms of the New Revolver, Sifnos will extend a new loan of up to $200.0 million secured by all of the Company’s present and future assets except the MV Raraka which will continue to be financed by its existing commercial lender. The new loan will carry an interest rate of Libor plus 5.5%, is non-amortizing, has a tenor of 3 years, has no financial covenants and will be arranged at a cost of 2.0%. In addition, Sifnos will have the ability to participate in realized asset value increases of the collateral base in a fixed percentage of 30%.

The transaction was approved by the Company’s independent members of the board and a fairness opinion was obtained in connection with this transaction.

Following the repayment of $33.5 million under the previous Sifnos facility and the write-off of approximately $1.6 million of overdue interest under the ex-HSH Syndicated Facilities, we expect the following year-end approximate balances:

-

Total debt: between $135.0 million – 140.0 million

-

Total cash: between $40.0 million – 50.0 million

-

Available undrawn liquidity under New Revolver: $79.0 million

The Company also expects to enter into new agreements with TMS Bulkers Ltd. and TMS Offshore Services Ltd. entities (“TMS”) controlled by our Chairman Mr. Economou, to streamline the services offered by its managers as of January 1, 2017. In connection with the new agreements that entail an increased scope of services to be provided by TMS, including executive management services, the Company will terminate the consulting agreements with Fabiana Services S.A., Vivid Finance Limited and Basset Holdings Inc., entities controlled by our Founder and Chairman Mr. George Economou and our President Mr. Anthony Kandylidis. The all-in base cost for providing the increased scope of services will be reduced to $1,644/day per vessel, that is a 33% reduction from current levels, basis a minimum of 20 vessels, decreasing thereafter to $1,500/day per vessel.

Lastly, the Board of Directors has appointed Mr. Anthony Kandylidis as President and Chief Financial Officer and Mr. Dimitris Dreliozis as Vice President, Finance.

Mr. Anthony Kandylidis, President and Chief Financial Officer commented:

“We are delighted to announce a series of positive developments for the Company. We appreciate the support shown by our Founder to restore our balance sheet. Following the closing of our successful equity offering and putting the New Revolver in place, we will have total available liquidity of between $119.0 million and 129.0 million that will not only give us comfort to fund operations but also gives us the opportunity  to evaluate the possible acquisition of assets at distressed values. We believe that given where we are in the cycle in both the tanker and drybulk markets, we are faced with a unique entry point to acquire vessels in these sectors at historic low prices. Together with the support of our manager TMS and the revised agreements that provide for full scalability, we will make DryShips great again.”

About DryShips Inc.

The Company is an owner of drybulk carriers and offshore support vessels that operate worldwide.  The Company owns a fleet of 13 Panamax drybulk carriers with a combined deadweight tonnage of approximately 1.0 million tons, and 6 offshore supply vessels, comprising 2 platform supply and 4 oil spill recovery vessels.

The Company’s common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company’s current views with respect to future events, including the registered direct offering, and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure to consummate the registered direct offering, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in our relationships with the lenders under our debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the SEC, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com